TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

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02034848

FILE NO. 82-3919

June 5, 2002

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 JUN 12 AM 11:30

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Notice of the 54th Ordinary General Meeting of Shareholders

With kind regards,

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd. (w/o document)
cc: The Bank of New York

dlw 6/17

FILE NO. 82-3919

June 4, 2002

Bandai Co., Ltd.

Notice of the 54th Ordinary General Meeting of Shareholders

Dear Shareholders:

We are pleased to announce we will hold the 54th Ordinary General Meeting of Shareholders as described below, and would like to ask you to attend the meeting.

Please bring your voting form with you to the meeting. If you are unable to attend the meeting, we encourage you to exercise your vote in writing. Please read the "Guide to Voting" enclosed herewith, mark the voting form with your instructions, affix your signature or seal impression on the form and send it back to us.

Takeo Takasu,
President and Representative Director

Bandai Co., Ltd.

5-4, Komagata 2-chome, Taito-ku, Tokyo

Description

1. Date: Wednesday, June 26, 2002, at 10:00 AM

2. Location: Asakusa View Hotel, 3rd Floor, Shôun Room
   17-1, Nishi-Asakusa 3-chome, Taito-ku, Tokyo

3. Report on: Balance Sheet as of March 31, 2002, Business Report and Statement of Income for the 54th financial period (April 1, 2001 to March 31, 2002)

Proposition 1:	Approval of proposed appropriation of retained earnings for the 54th financial period
Proposition 2:	Change in Articles of Incorporation (See page 24 of the "Guide to Voting")
Proposition 3:	Acquisition by the Company of its own shares (See page 28 of the "Guide to Voting")
Proposition 4:	Election of two Directors
Proposition 5:	Election of one Statutory Auditor
Proposition 6:	Presentation of retirement gratuities to retiring Director

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

Business Report
April 1, 2001 to March 31, 2002

1. Business Overview

(1) Overview of the current period

The Japanese economy under review remained in a deepening recession due to an export slump caused by the decelerating U.S. economy and a decrease in global demand from the information technology (IT)-related industries. The prolonged depreciation of the yen and the ongoing deflationary conditions put downward pressure on corporate revenues. Thus, combined with a slump in the stock market and an increase in the unemployment rate, consumer spending was further suppressed.

With regard to toys and related products, sales of girls' character toys and other toys did not progress satisfactorily, principally due to a decrease in child population. Overall, however, due to great hits of hobby items that make available multi-player battles and customization and good sales of boys' character toys with the advent of popular characters, sales remained steady. In the sector of household game systems, while there were tendencies for only a few "best-seller" games to draw consumer interest and for consumers to become less enthusiastic about games, next-generation new game systems were launched one after another and the development of software utilizing networks is expected to grow. However, this did not lead to general market growth.

Under these circumstances, while focusing on character merchandizing, we made aggressive inroads into new business arenas in response to on-line games and broadband communications. Also, we launched new products into various business arenas in response to changing conditions, such as increased demand for English education and increased prevalence of personal computers. Additionally, sales were supported substantially by our character series, such as **Power Rangers Wild Force**, **Mobile Suit Gundam** and **From TV animation ONEPIECE**, which gained wide popularity in the areas of game software, vending machine prizes, candy-toys and apparel, not to mention toys.

The strategies defined in our current Medium-Term Business Plan, which started in April 2000, prioritize on-going reorganization of our Group, using the principle of selection and focus of managerial resources for the greatest return. Consequently, management culture to optimize profitability has prevailed in our Group generally. Specifically, we made aggressive inroads into overseas markets and expanded our networks business. Our slogan in this and all our initiatives is to ***Work towards No.1 entertainment provider!***

As a result, net sales decreased 2.1 percent year-on-year to 118.412 billion yen. Domestic net sales were 110.416 billion yen, down 2.9 percent and overseas net sales were up 10.4 percent to 7.996 billion yen. Ordinary income increased 16.1 percent to 8.636 billion yen, while net income decreased 32.4 percent to 4.303 billion yen. Total assets were less than last year, due to the retirement of the 3rd unsecured bonds during the financial period under review and the revaluation of lands for business use at the end of the financial period pursuant to the Law Concerning Revaluation of Lands for the purpose of fair valuation of assets.

(2) Performance by business area

(Millions of Yen/Except Where Noted)

Area	Net Sales (millions of yen)	Percent of Total (%)	Increase or (Decrease) (%) Over Prior Period
Boys' Character Toys	22,930	19.4	21.8
Vending Machine Toys	15,206	12.8	(6.2)
Games and Toys	27,626	23.3	(11.1)
Model Kits	10,693	9.0	12.7
Girls' Toys	4,143	3.5	(31.2)
Apparel	12,639	10.7	4.3
Candy-toys	13,384	11.3	(13.8)
Other Products	11,789	10.0	1.1
TOTAL	118,412	100.0	(2.1)
Export portion	7,996	6.8	10.4

Boys' Character Toys

Our core characters from the hit series **Power Rangers Wild Force** and **Masked Rider Agito** all sold well. In particular, toys based on the **Power Rangers Wild Force** series are meeting with success, including a animal-shaped robot toy series **Power Animals** and costume accessories. Additionally, a new battle-type hobby series **Crush Gear**, which features motor-installed four-wheel-drive machines, gained popularity especially among elementary school students. Net sales rose 21.8 percent year-on-year to 22.930 billion yen for the area.

Vending Machine Toys

A broad range of products took advantage of the continuing popularity of our core characters from the series **Mobile Suit Gundam** and **From TV animation ONEPIECE**. **DIGITAL MONSTER CARD GAME** and **From TV animation ONEPIECE** card sheets continued to remain very successful. Of our capsule toy products, block figure series **Cube Mate** of the **Soreike! Anpanman** series and character magnet series **Kuttsukundesu** appealed to a broad age range. However, compared with the last year with our successful series, net sales for this area decreased 6.2 percent to 15.206 billion yen.

Games and Toys

Our video game software from the **Mobile Suit Gundam** and **From TV animation ONEPIECE** sold very well, along with high-tech goods, such as our **Junior Pasokon [Junior Personal Computer]** for children and electronic pocketbooks with the **Hello Kitty** series and L-mode compatible **Mail Note L**. However, growth of our hand-held game system, the **WonderSwan Color**, was feeble. Sales for the area were 27.626 billion yen, down 11.1 percent.

Model Kits

The **Mobile Suit Gundam** series of model kits, popular in and outside of Japan, continued to perform well. In particular, our 21st-century **Gundam** model kit series **HG Universal Century** and digital hobby kits **Mascot Robot Haro** appealed to Gundam fans in a broad age range. With regard to our new series **Mobile Police Patlabor**, whose new theatrical movie

was released in March 2002, model kits of **Labor** (human-shaped labor robot) characters installed with various gimmicks were also popular. Net sales for the area rose 12.7 percent to 10.693 billion yen.

Girls' Toys

Our series **Môtto! Ojamajo Doremi**, the third of its own series, remained active. Especially successful are the baby doll with changeable clothes, **Mogu-mogu Hana-chan**, and PC high-tech toys, **Patissier Diary**. Our dinky mascot series, **Usacolle Friends**, made available at convenience stores, also appealed to a broad age range from high school girls to office girls. However, our other character goods made a poor showing. Net sales for the area dropped 31.2 percent to 4.143 billion yen.

Apparel

This line of value added products, including outerwear, underwear and other clothing, especially with our **Masked Rider Agito**, **Môtto! Ojamajo Doremi** and **Soreike! Anpanman** series, sold well. Particularly, underwear series for children with character figures were popular. Net sales for the area were 12.639 billion yen, up 4.3 percent.

Candy-toys

Sales for our **Power Rangers Wild Force**, **Mobile Suit Gundam** and **Ultraman** series products were healthy. Our **World Wildlife** series with figures, which are elaborate and animated models of wildlife, were popular among a broad age range from children to adults, as collection items. However, this area was adversely affected by the severe market conditions. Net sales were 13.384 billion yen, down 13.8 percent.

Other Products

In our children's daily products, **BIKKURA TAMAGO** series with figures inside egg-shaped bath agent containers sold well. For Mattel's **Barbie** series, we extended the brand by offering a variety of general merchandise, including dolls, bags and accessories, which appealed to female consumers. In addition, our huge 1.47m-tall figure series, **1/12 Scale HYPER HYBRID MODEL ZAKU**, surprised fans by its scale and details and attracted public attention. Net sales of other products were 11.789 billion yen, up 1.1 percent.

(3) Challenges facing Bandai

We now face complex and long-term challenges in the diversification of consumer needs and the reduction in the child population due to lower birth rates, as well as the demand for environmental responsibility, particularly in recycling products and materials.

We are aggressively pursuing research in materials that will allay consumer fears over product safety, as well as addressing decreasing population levels through plans for broadening the age range of our customer base in Japan and developing operations in the overseas market, to expand our business. We are continuing this in the last year of our Medium-Term Business Plan, to ***Work towards No.1 entertainment provider!*** in all the business areas of the Group ranging from toys to net work business.

We at Bandai deeply appreciate the support of you, our stockholders, and ask for your continued guidance in the future.

(4) Investment in plant and equipment, funds procurement

Total investment in capital equipment during this period: 3,310 million yen, of which:

- Molds — 2,499 million yen
- Equipment for product development — 138 million yen
- Acquisition of land in Komagata, Taito-ku, Tokyo — 106 million yen

All funding requirements were met by allocation of our own funds.

(5) Performance and assets over 5 years

(Millions of Yen/Except Where Noted)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net sales	156,134	118,959	111,957	120,959	118,412
Net income(loss)	(12,666)	(13,596)	4,073	6,364	4,303
Net income(loss) per share (yen)	(272.50)	(292.52)	85.57	130.10	87.99
Total assets	146,569	156,208	166,899	144,365	130,018
Net assets	84,887	69,904	91,072	97,375	87,788
Net assets per share (yen)	1,826.25	1,503.91	1,861.60	1,990.42	1,795.09

(Notes)

1. Net income (loss) per share is calculated using the average total number of shares outstanding for the period.
2. In 1997, while areas including Games and Toys and Girls' Toys performed well, net sales and net income reflected allowances for losses due to liquidation of subsidiaries, and investment losses in overseas subsidiaries; total assets reflected a decrease due to the retirement of a USD-denominated bonds with detachable stock warrants due 1997.
3. In 1998, while Boys' Character Toys performed well, net sales and net income reflected allowances for losses due to reorganization of subsidiaries; total assets reflected an increase due to a 20 billion yen issue of unsecured debentures.
4. In 1999, net sales and net income reflected the satisfactory performance of Model Kits, Girls' Toys and Candy-toys, and a management policy to prioritize earnings.
5. In 2000, net sales and net income reflected the satisfactory performance of Boys' Character Toys, Games and Toys and Other Products, and a management policy to prioritize efficiency and profitability; total assets reflected a decrease due to the retirement of a USD - denominated bonds with detachable stock warrants due 2000.
6. For 2001, please see the section "Overview of the current period".

2. Company Profile (as of March 31, 2002)

(1) Major business areas

Area	Description
Boys' Character Toys	Character and original character toys
Vending Machine Toys	Toys for vending machine sale
Games and Toys	Video game software, hand-held game systems, electronic toys, action games, board games, educational and other toys
Model Kits	Plastic model kits
Girls' Toys	Girls' toys, crafts, stuffed toys
Apparel	Children's and other clothing
Candy-toys	Candies with attached toys
Other Products	Toiletries, Mattel products, robots, others

(2) Major plants and offices

Headquarters: 5-4, Komagata 2-chome , Taito-ku, Tokyo
Branch office: Osaka
Offices: Sapporo, Nagoya, Fukuoka
Plants: Tochigi, Shizuoka
(Note) The Sapporo office was closed as of March 31, 2002.

(3) Stock

i. Number of authorized shares: 180,000,000 shares
ii. Shares issued and outstanding: 48,921,882 shares
iii. Number of shareholders: 6,515

(Note) There was no increase in the number of shares through the exercise of rights to subscribe for new shares under the stock option policy during this period.

iv. Ten largest stockholders

Stockholder	Stockholder's Investment in the Company		Company's Investment in the Stockholder	
	Number of shares	Percent	Number of shares	Percent
Japan Trustee Services Bank, Ltd.	4,752,100	9.71%	0	0
The Mitsubishi Trust and Banking Corp.	3,479,300	7.11%	0	0
UFJ Trust Bank Limited	2,577,076	5.26%	0	0
Trust & Custody Services Bank, Ltd.	2,571,300	5.25%	0	0
Sanka Ltd.	2,554,000	5.22%	0	0
Mitsui Asset Management Company, Limited	2,108,400	4.30%	0	0
UBOC, Netherlands	2,060,000	4.21%	0	0
Sumitomo Mitsui Banking Corporation	1,778,048	3.63%	373,080	0.01%
UFJ Bank Limited	1,728,768	3.53%	0	0
Gov't. of Singapore Investment Corporation Pte., Ltd.	919,700	1.87%	0	0

(Notes)

1. Among the shares held by the investors, the number of shares which are part of trust operations are as follows:

Japan Trustee Services Bank, Ltd.	4,752,100 shares	The Mitsubishi Trust and Banking Corp.	3,479,300 shares
UFJ Trust Bank Limited	1,859,800 shares	Trust & Custody Services Bank, Ltd.	2,571,300 shares
Mitsui Asset Management Company, Limited	2,108,400 shares		

2. The Company's investment in UFJ Holding, Inc., the 100% parent company of UFJ Trust Bank Limited and UFJ Bank Limited, is 366 shares, or 0.01%.

v. Treasury stock acquisition, disposition and holdings

1. Acquisitions of shares:

Acquisition by purchase of less-than-one-unit shares
Shares of common stock 925 shares
Total amount ¥3,465 thousand

Acquisition by receiving payment in substitution
Shares of common stock 16,500 shares
Total amount ¥60,885 thousand

2. Disposition of shares
   Shares of common stock — 46,400 shares
   Total amount — ¥100,316 thousand

3. Cancelled shares — None

4. Shares held as of March 31, 2002
   Shares of common stock — 17,028 shares

(4) Employees

Number of employees:	Increase (decrease) from last period:	Average age:	Average service years:
829	(40)	33.9 years	10.6 years

(Note) The number of employees includes those on loan to the Company, but does not include those loaned out to other companies and contract or temporary workers.

(5) Group information

i. Major subsidiaries

(Millions of Yen/Except where noted)

Name	Capital (million of yen)	Holdings (%)	Primary Business
Banpresto Co., Ltd	3,020	52.3 *	Manufacture and sale of game software and amusement equipment
Bandai Visual Co., Ltd	2,182	67.3 *	Planning, creation and sale of visual software
Sunrise Inc.	32	86.4 *	Planning and creation of animation
Bandai Networks Co., Ltd.	586	85.3	Network content distribution
Megahouse Corp.	1,520	100.0	Manufacture and sale of toys
Banalex Corp.	1,305	100.0	Lease and sale of office equipment
Seika Co., Ltd.	205	58.6	Planning, development and sale of stationery and general merchandise
Sunlink Co., Ltd.	160	84.0*	Sale of goods for vending machine sale
Bandai America Inc.	US$ 24,600 thousand	100.0	Import and sale of toys
Bandai S.A.	€9,000 thousand	100.0	Import and sale of toys
Bandai U.K. Ltd.	Stg. £ 16,000 thousand	100.0	Import and sale of toys
Bandai Espãna S.A.	€4,808,000 thousand	100.0	Import and sale of toys

Bandai (H.K.) Co., Ltd.	HK$ 103,000 thousand	100.0	Manufacture, import and sale of toys
Bandai Industrial Co., Ltd.	Baht 150,000 thousand	99.3	Manufacture and sale of toys

* including shares held by subsidiaries

ii. Current period

1. Bandai Visual Co., Ltd. increased capital through a direct placement of stock to a third party. In addition, as of November 28, 2001, Bandai Visual was registered with JASDAQ.

2. As of December 27, 2001, Sunlink Co., Ltd. became a new consolidated subsidiary through subscription by the Company for all of its newly issued shares.

iii. Group composition

The Bandai group has a total of 29 consolidated subsidiaries, including the 14 listed above. There are also 2 companies accounted for by the equity method, including Happinet Corp. Seika Co., Ltd. became a new consolidated subsidiary, which was a company accounted for by the equity method last period.

Consolidated net sales were 227.93 billion yen, up 5.0 percent and consolidated net income was 10.643 billion yen, down 17.5 percent.

(6) Major creditors

None

(7) Directors and Statutory Auditors

Position	Name	Responsibilities
Honorary Chairman	Makoto Yamashina	
Chairman & Chief Executive Officer	Yukimasa Sugiura	
President & Chief Operating Officer	Takeo Takasu	
Vice President and Director	Sotonori Nakahara	
Managing Director	Masaatsu Hayakawa	In charge of the overseas policy of the Group
Managing Director	Takashi Nakada	In charge of the overseas products policy of the Group
Director	Shoji Yanada	In charge of the management policy of the Group
Director	Makoto Shibasaki	In charge of the business policy and development policy of the Group

Position	Name	Responsibilities
Director	Kazunori Ueno	In charge of the toy business policy and General Manager of Character Toy Department
Director	Satoshi Higashi	In charge of the group media policy of the Group and General Manager of Media Supervision Department
Director	Mikio Ishigami	President and Representative Director of MegaHouse Corp.
Full-time Statutory Auditor	Shinya Takagi	
Full-time Statutory Auditor	Susumu Yamada	
Statutory Auditor	Koji Yanase	Attorney-at-law
Statutory Auditor	Tasuku Honjo	Professor, Kokushikan University

(Notes)

1. As of June 26, 2001, Honorary Chairman Makoto Yamashina, Chairman & Chief Executive Officer Yukimasa Sugiura, President & Chief Operating Officer Takeo Takasu, Managing Director Mikio Ishigami, Managing Director Kazuaki Nakagawa, Managing Director Masaatsu Hayakawa, Director Takashi Nakada, Director Shoji Yanada, Director Makoto Shibazaki, Director Hiroshi Kawai, Director Sotonori Nakahara and Statutory Auditor Tasuku Honjo retired as such, respectively.
2. As of June 26, 2001, Mr. Makoto Yamashina assumed office of Honorary Chairman, Mr. Yukimasa Sugiura assumed office of Chairman & Chief Executive Officer, Mr. Takeo Takasu assumed office of President & Chief Operating Officer, Mr. Sotonori Nakahara assumed office of Vice President and Director, Messrs. Mikio Ishigami, Masaatsu Hayakawa and Takashi Nakada assumed offices of Managing Directors, Messrs. Shoji Yanada, Makoto Shibazaki, Kazunori Ueno and Satoshi Higashi assumed offices of Directors and Mr. Tasuku Honjo assumed office of Statutory Auditor.
3. Managing Director Mikio Ishigami became a Director as of February 28, 2002.
4. All Statutory Auditors are outside auditors as prescribed in Article 18, paragraph 1 of the "Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc."

Note: All lower-order digits are truncated in the figures of the business report.

Non-Consolidated Balance Sheet
(As of March 31, 2001)

(Millions of Yen)

Asset Accounts	Amount
CURRENT ASSETS:	55,677
Cash and time deposits	8,619
Notes receivable	2,865
Accounts receivable	22,252
Securities	2,001
Merchandise	1,354
Finished products	328
Raw materials	19
Goods in process	268
Supplies	20
Advance payment – fixed assets	699
Advance payment – current assets	2,451
Short - term loans	11,431
Uncollected balance	1,733
Deferred tax assets-current	1,539
Other current assets	214
Allowance for doubtful receivables - current	(122)
FIXED ASSETS:	74,340
Tangible fixed assets	23,166
Buildings	5,726
Structures	179
Machinery	199
Vehicles and equipment	2
Tools, furniture and equipment	3,454
Land	13,146
Construction in progress	457
Intangible fixed assets	1,220
Software	1,170
Other intangible fixed assets	49
Investments	49,954
Investment securities	6,567
Subsidiaries' stock	29,308
Paid-in capital	82
Long-term loans	700
Guarantee money deposit	804
Deferred tax assets-non-current	4,355
Deferred tax assets by revaluation	8,628
Other investments	516
Allowance for investment losses	(600)
Allowance for doubtful receivables – non-current	(408)
TOTAL ASSETS	130,018

Liability Accounts	Amount
CURRENT LIABILITIES:	30,902
Notes payable	4,708
Accounts payable – trade	12,467
Bonds redeemable within one year	5,000
Accounts payable – others	5,101
Corporation tax payable	1,472
Consumption tax payable	165
Unpaid expenses	1,856
Other current liabilities	130
FIXED LIABILITIES:	11,327
Bonds	10,000
Accrued retirement and severance cost	214
Retirement allowance for officers	485
Other fixed liabilities	627
TOTAL LIABILITIES	42,229
Equity Accounts	**Amount**
Paid-in capital	23,626
Appropriated for legal reserve	24,604
Capital reserve	22,959
Retained surplus	1,645
Land revaluation difference	(11,915)
Retained earnings	50,467
Voluntary reserves	46,034
Reserve for deferred income tax on fixed assets	271
General reserve	45,763
Unappropriated Retained Earnings at the End of the Term	4,433
(Of which net income)	(4,303)
Other valuation differences	1,067
Other valuation differences of securities	1,067
Treasury stock	(62)
TOTAL EQUITY	87,788
TOTAL LIABILITIES AND EQUITY	130,018

Non-Consolidated Statement of Income
(From April 1, 2001 to March 31, 2002)

(Millions of Yen)

Account	Amount	
Operating income		**118,412**
Net sales	118,412	
Operating expenses		**110,850**
Cost of sales	76,157	
Selling, general and administrative expenses	34,693	
Operating profit		**7,562**
Non-operating income		**1,773**
Interest and dividend income	924	
Other non-operating income	849	
Non-operating expenses		**699**
Interest paid	435	
Other non-operating expenses	264	
Ordinary income		**8,636**
Extraordinary income		**983**
Gain on sale of fixed assets	68	
Gain on sale of subsidiaries' stock	746	
Gain on liquidation of subsidiaries	163	
Transfer from allowance for doubtful receivables	5	
Extraordinary loss		**2,517**
Loss on sale of fixed assets	666	
Loss on contribution to Visual Investment Partnership	265	
Settlement payment	19	
Loss of sales of investment securities	35	
Revaluation loss of investment securities	825	
Transfer to allowance for investment losses	600	
Loss on liquidation of subsidiaries	52	
Revaluation loss of guarantee money deposit	27	
Allowance for doubtful receivables	26	
Net income before taxes		**7,101**
Corporation tax, inhabitant tax and business tax	1,761	
Income tax adjustments	1,037	2,798
Net income		**4,303**
Balance brought forward from the previous period		863
Interim cash dividends		733
Unappropriated retained earnings at the end of the period		4,433

Explanatory Notes

1. Amounts less than 1 million yen are rounded downward.

2. Important Accounting Policies

(1) Valuation standards and methods for securities

i. Bonds held to maturity

Amortized cost method (straight-line method)

ii. Subsidiaries and affiliates

Moving average cost method

iii. Securities

- Marketable

  Based upon market price on the date on which the book is closed by fair market value (all valuation differences were treated by comprehensive income method, and cost of sales was treated by moving average method)

- Non-marketable

  Moving average cost method

(2) Valuation standards and methods for derivative transactions, etc.

Market price method.

(3) Valuation standards and methods for inventories

Weighted average cost method.

(4) Depreciation method of fixed assets

i. Tangible fixed assets

Declining balance method

Useful life:	
Building	3 to 50 years
Tools, furniture and equipment	2 to 20 years

ii. Intangible fixed assets

Straight-line method

Useful life:	
Software (for internal use)	5 years

(5) Conversion into Yen of foreign currency-denominated assets and liabilities

Foreign currency-denominated money claims and obligations are converted into Yen at a spot rate of foreign exchange on the date on which the book is closed. Any difference in conversion would be treated as profit and loss.

(6) Standards for recording reserves

i. Reserve for doubtful receivables

In order to be prepared for default losses on debt held

Actual historical rates of bad debts are listed under general receivables.
The recoverability of individual debts is considered, and the amounts were recorded under possible losses of bad debts and claims in bankruptcies and reorganization.

ii. Allowance for investment losses

In order to be prepared for losses arising from declines in real prices of subsidiaries' shares not subject to shrinkage loss treatment, an amount is recorded according to the standards fixed by the Company, by taking into consideration operating performances and assets of the subsidiaries.

(For this financial period, as real prices of subsidiaries' shares not subject to shrinkage loss treatment declined to some extent, an allowance was recorded in accordance with the "Treatment of Allowances for Loss on Investment in Subsidiaries' Shares, Etc. for Audits" (Audit Council Report No. 71, of Japanese Institute of Certified Public Accountants, dated April 17, 2001).)

iii. Accrued retirement and severance cost

To be prepared for employees' retirement and severance payments, a reserve is set aside in the accounts based upon the anticipated amounts of employees' retirement and severance cost and pension funds as of the end of the financial period.

The difference in calculation will be depreciated equally for 10 years (within the average length of time left in employment at the time employees withdraw from employment).

iv. Retirement allowance for officers

In order to be prepared for officers' retirement payments, a portion of the anticipated future payment amount at the end of the financial period is set aside in the accounts according to the internal rules and regulations.

This reserve is in accordance with Article 287, Section 2 of the Commercial Code.

(7) Accounting treatment of lease transactions

Lease transactions, except for those ownership of which is deemed to be transferred to lessees, are treated in accordance with normal accounting treatment by usual lease transactions.

(8) Accounting treatment of consumption tax etc.

By net-of-tax basis

3. Change to statement

Since the amount of "Unpaid expenses" that were included in "Other current liabilities" on the balance sheet in the last financial period became significant, it is classified as "Unpaid expenses" in the Current liabilities. The amount of Unpaid expenses included in "Other current liabilities" of the Current liabilities in the last financial period were 407 million yen.

4. Additional information

(1) Accrued bonus

The Company used to account for the anticipated amount of payments for bonuses to employees as "Accrued bonus." As from this financial period, the Company reports such amount by inclusion in "Unpaid expenses" of the Current liabilities on the balance sheet, in accordance with the Research Center Discussion Information No. 15 "Item of Accrued Employees' Bonuses to Be Reported in Financial Statements" (dated February 14, 2001, Japanese Institute of Certified Public Accountants). Accrued bonus included in "Unpaid expenses" of the Current liabilities on the balance sheet in this financial period is 1,394 million yen.

(2) Treasury stock

Treasury stock (accounting for 62 million yen as of March 31, 2002), which used to be included in current assets and investments, is stated as a deduction item in Total Equity in this financial period, in accordance with the amendment to the "Regulations of Balance Sheets, Statement of Income, Business Report and Attached Detailed Statements of Stock Corporations"(1963 Ordinance of Ministry of Justice No. 31).

5. Explanatory Notes on Balance Sheet (millions of yen except where noted)

(1) Short-term receivables from subsidiaries: ¥3,668 million
Long-term receivables from subsidiaries: ¥700 million
Short-term payables to subsidiaries: ¥1,861 million

(2) Accumulated depreciation amount of tangible fixed assets:¥20,488 million

(3) Other than fixed assets recorded in the balance sheet, iron mold production facilities, and instruments etc. for development are rented according to lease agreements.

(4) Important foreign currency-denominated assets and liabilities

Cash and time deposits	¥946 million	($6,975 thousand etc.)
Accounts receivable	¥589 million	($4,336 thousand etc.)
Investments in subsidiaries	¥14,718 million	($52,800 thousand, Stg.£16,000,000 etc.)
Accounts payable	¥294 million	($2,002,000, etc.)

(5) Assets under collateral:

Cash and time deposits	¥80 million

(6) Guarantee obligations and similar obligations ¥375 million

(7) EPS (earnings per share) ¥87.99

(8) Amount of net assets according to Article 290, paragraph 1, item 6 of the Commercial Code of Japan ¥1,067 million

(9) New share subscription rights under Article 290, paragraph 1, item 6 of the Commercial Code of Japan

Date of resolution at the General Meeting of Shareholders:	June 26, 2001
Class of shares to be issued:	Shares of common stock of the Company
New share subscription rights outstanding:	2,193 million yen
Issue price (exercise price):	3,724 yen

(10) Accounting treatment of notes receivable and payable matured as of the end of the financial period

Notes receivable and notes payable as of the end of a financial period are recorded on the date that notes are cleared. Accordingly, notes that matured as of the end of this financial period are included in the following accounts since financial institutions were closed for business on that day.

Notes receivable:	¥281 million
Notes payable:	¥194 million

(11) Revaluation of lands

Pursuant to the Law Concerning Revaluation of Lands (Law No. 34 promulgated on March 31, 1998), the Company revaluated its lands for business use and the revaluation difference was reported in the Total Equity.

- Method of revaluation

To determine the values of lands that are bases for calculating taxable values for land price taxes as provided for in Article 16 of the Land Price Tax Law (Law No. 69 of May 2, 1991) under Article 2, item 4 of the "Ordinance to Enforce the Law Concerning Revaluation of Lands (Cabinet Order No.119 promulgated on March 31, 1998), the Company obtained the revaluation difference upon reasonable adjustments, including the revisions of land depth prices based on the values calculated by the methods designated and publicized by the Director-General of the National Tax Administration Agency.

- Date of revaluation — March 31, 2002
- Book value of the lands for business use before revaluation — ¥33,690 million
- Book value of the lands for business use after revaluation — ¥13,146 million

6. Explanatory Notes on Statement of Income

(1) Amount of transactions with subsidiaries:

Sales:	¥3,890 million
Purchase:	¥13,371 million
Transactions other than sales and purchase:	¥336 million

(2) Research and development expenses included in sales, general and administrative expenses ¥8,370 million

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(in yen)

Unappropriated retained earnings at the end of the year	**4,433,199,002**
Reversal of reserve for deferred income tax on fixed assets	**13,080,086**
Total:	**4,446,279,088**
The above retained earnings are to be appropriated as follows:	
Dividends to shareholders	733,572,810
(¥15 per share)	
Bonuses to officers	68,100,000
(Directors: 62,100,000) (Statutory Auditors: 6,000,000)	
General reserve	2,900,000,000
Retained earnings brought forward to the next year	**744,606,278**

(Notes) 1. The Company paid interim dividends of ¥15 per share, total 733,827,840 yen on December 12 2001.

2. Reversal of reserve for deferred income tax on fixed assets is accounted for in accordance with the provisions of the Special Taxation Measures Law of Japan.

Account Auditors' Report

May 21, 2002

Bandai Co., Ltd.,
Mr. Takeo Takasu
President and Representative Director

Sanko & Co.

Kazuo Higuchi
Representative and participating partner
CPA

Yuzo Yamamoto
Representative and participating partner
CPA

Shin Nihon & Co.

Shuji Otsu
Representative and participating partner
CPA

Toshihiro Otsuka
Participating partner
CPA

In accordance with Article 2 of "the Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc.", we, the auditors, have conducted an audit of Bandai Co., Ltd.'s financial statements for the 54th financial period, from April 1, 2001 through March 31, 2002. That is, we have audited the balance sheet, the statement of income, the business report (parts regarding accounting only), the proposed appropriation of retained earnings and the schedules of financial statements (parts regarding accounting only).

The parts regarding accounting for the purpose of the audit in the business report and the schedules of financial statements are the parts based upon what was documented in the accounting book only.

While performing this audit, we followed normal auditing procedures that comply with auditing standards that are generally accepted as being fair and appropriate.

This audit includes the auditing of subsidiaries that we, the audit companies believe it was necessary to audit.

As a result of the audit, our opinions are as follows:

(1) We find that the balance sheet and the statement of income have been disclosed properly as to the state of the Company's assets and profit and loss according to the laws and the Articles of Incorporation.

(2) We find that the business report (parts regarding accounting only) has been disclosed properly as to the state of the Company according to the laws and the Articles of Incorporation.

(3) We find the proposed appropriation of retained earnings complies with the laws and the Articles of Incorporation.

(4) We have nothing to add as to the schedules of financial statements (parts regarding accounting only) according to the Commercial Code.

There is no conflict of interest between our audit companies or participating partners and the Company that should be noted as set forth in the provisions of the Public Accountant Law.

Statutory Auditors' Report

The Board of Statutory Auditors received methods and results of the audit from each Statutory Auditor as to Directors' execution of their duties, obligations and responsibilities for the 54th financial period, from April 1, 2001 through March 31, 2002. Upon consultation, we created the Statutory Auditors' report and would like to report as follows:

1. A summary of auditing methods by Statutory Auditors

According to the policies, responsibilities and tasks and duties of Statutory Auditors decided at the Board of Statutory Auditors, the Board of Statutory Auditors attended important meetings and other meetings held by Directors and others, constantly received reports on sales from Directors and other employees, reviewed important documents about closing the books and investigated the state of operations and assets of the headquarters and major offices. For subsidiary companies, we attended important co-sponsored meetings, visited important subsidiaries when necessary and received explanations on the status of sales, operations and assets. At the same time, we often received the account auditors' reports and explanations from the account auditors and reviewed statements and schedules of financial statements.

As to competitive transactions by Directors, conflicting transactions between Directors and the Company, gratuitous offering of proprietary profits by the Company, unusual transactions between subsidiaries and shareholders and the acquisition and disposal of treasury stocks, we asked for special reports from Directors and employees as necessary other than the aforementioned auditing methods and investigated the status of the transactions in detail.

2. Results of audit

(1) We believe that the auditing methods and results adopted by the account auditors, Sanko & Co. and Shin Nihon & Co. are adequate.

(2) We find that the business report complies with the laws and the Articles of Incorporation and properly reflects the state of the Company.

(3) We did not find anything to point out on the appropriation of retained earnings, reflecting the proper state of the Company's assets and other situations.

(4) Schedules of financial statements properly disclosed items that are supposed to be disclosed in that manner, and we did not find anything further to point out.

(5) We did not find any fraudulent actions and failures for important matters in complying with the laws and the Articles of Incorporations concerning Directors' performance of duties, obligations and responsibilities, including those related to subsidiaries.

Nor did we find Directors' failure of duties on competitive transactions by

Directors, conflicting transactions between Directors and the Company, gratuitous offering of proprietary profits by the Company, unusual transactions between subsidiaries and shareholders and the acquisition and disposal of treasury stocks.

May 28, 2002

The Board of Statutory Auditors, Bandai Co., Ltd.

Shinya Takagi,
Full-time Statutory Auditor

SusumuYamada,
Full-time Statutory Auditor

Koji Yanase,
Statutory Auditor

Tasuku Honjo,
Statutory Auditor

All of the Statutory Auditors are external auditors according to Article 18, paragraph 1 of the "Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc."

1. The total number of voting rights owned by all the shareholders

   488,418 rights

2. Propositions and referenced items

Proposition No.1: Approval of proposed appropriation of retained earnings for the 54th financial period.

In consideration of internal reserves for further strengthening the financial structure of the Company, we would like to treat the appropriation of retained earnings as shown in the attached document.

We would like to distribute a dividend of 15 yen per share at the end of the financial period. Further, since the interim dividend paid was 15 yen per share, the annual dividend will be 30 yen per share.

Proposition No.2: Change in Articles of Incorporation

We would like to change the Articles of Incorporation as shown in the following proposal:

1. Reason for the change

(1) Change according to amendments to the Commercial Code:

(i) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code" (2001 Law No. 79) effective October 1, 2001, in accordance with which the system of par value shares was repealed, a new system of a unit of shares (*tan-gen kabu*) is created and the "Law Concerning Special Exceptions to the Retirement of Shares" was repealed, among other things, it is hereby proposed that paragraph 2 of Article 5 (Total number of shares authorized to be issued and special provision for preemptive rights) and paragraph 1 of Article 6 (Amount of par value of shares and number of shares constituting one unit) of the existing Articles of Incorporation be deleted, that a new provision of non-issuance of certificates for less-than-one-unit shares be created as a new Article 7 and that necessary amendments be made to paragraph 2 of Article 6 (Amount of par value of shares and number of shares constituting one unit), Article 7 (Share Handling Regulations), paragraph 3 of Article 8 (Transfer agent), paragraph 2 of Article 17 (Number of Directors and election) and paragraph 2 of Article 25 (Number of Statutory Auditors and election) of the existing Articles of Incorporation.

(ii) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code" (2001 Law No. 128) effective April 1, 2002, in accordance with which the system of new share subscription rights is established, among other things, it is hereby proposed that paragraph 3 of Article 5 (Total number of shares

authorized to be issued and special provision for preemptive rights) and Article 35 (Conversion of convertible bonds and dividends) of the existing Articles of Incorporation be deleted.

(iii) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149) effective May 1, 2002, in accordance with which the term of office of a statutory auditor is extended, among other things, it is hereby proposed to amend paragraph 1 of Article 26 (Term of office of Statutory Auditors). Since the term of office of the Statutory Auditors in office prior to the close of the Ordinary General Meeting of Shareholders in respect of the closing of accounts first to occur on or after May 1, 2002 shall be treated as previously, it is proposed to create a supplementary provision to that effect pursuant to Article 7 of the Supplement to the said law. It is also proposed that the supplementary provision be deleted at the close of the Ordinary General Meeting of Shareholders relating to the financial period ending March 31, 2003.

(2) Change of the term of office of Directors

In order to enact management with agility in response to the changing management environments and define responsibilities and awareness as Directors more clearly, it is hereby proposed that the term of office of Directors be changed from two years, which is specified in paragraph 1 of Article 18 (Term of office of Directors), to one year. It is also proposed that a supplementary provision be established to stipulate that the change shall apply to Directors assuming office on or after June 26, 2002 and that the supplementary provision be deleted at the close of the Ordinary General Meeting of Shareholders relating to the financial period ending March 31, 2003.

(3) Change of the numbering

In accordance with the addition and deletion of the provisions by the abovementioned change, it is proposed that the numbering of the Articles be changed.

2. Contents of the change

The contents of the change in the proposal are shown as follows:

(The underlines show the changes)

Current Articles	Proposal of Change
(Total number of shares authorized to be issued and special provision for preemptive rights)	(Total number of shares authorized to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 180,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of the shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. (Same as existing)
2. By resolution of the Board of Directors, the Company may purchase and cancel its own	(To be deleted)

Current Articles	Proposal of Change
shares, not exceeding 4,600,000 shares, by appropriation of profit on or after June 27, 1998.	
3. The Company may grant to its Directors or employees preemptive rights as provided for in Article 280-19 of the Commercial Code of Japan.	(To be deleted)
(Amount of par value of shares and number of shares constituting one unit (tan-i))	(Number of shares constituting one unit (tan-gen))
Article 6. The par value of each par value share to be issued by the Company shall be 50 yen.	(To be deleted)
2. The number of shares constituting one unit (tan-i) of shares of the Company shall be 100 shares.	Article 6. The number of shares constituting one unit (tan-gen) of shares of the Company shall be 100 shares.
(To be established)	(Non-issuance of certificates for shares constituting less than one unit (tan-gen))
	Article 7. The Company shall not issue certificates for shares constituting less than one unit (tan-gen). [The numbering will be carried downward hereinafter.]
(Share Handling Regulations)	*(Share Handling Regulations)*
Article 7. Denominations of share certificates to be issued by the Company, registration of transfer of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit (tan-i) and procedures for application relating to shares and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.	Article 8. Denominations of share certificates to be issued by the Company, registration of transfer of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit (tan-gen) and procedures for application relating to shares and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a Transfer Agent for the shares.	Article 9. (Same as existing)
2. The Transfer Agent and its place of business shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. (Same as existing)
3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the Transfer Agent, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the delivery of share certificates, the purchase of shares constituting less than one unit (tan-i) and other businesses relating to the shares.	3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the Transfer Agent, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the delivery of share certificates, the purchase of shares constituting less than one unit (tan-gen) and other businesses relating to the shares.
(Number of Directors and election)	(Number of Directors and election)

Current Articles	Proposal of Change
Article 17. The Company shall have not more than twenty (20) Directors and they shall be elected at a general meeting of shareholders.	Article 18. (Same as existing)
2. The resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of issued shares with voting rights.	2. The resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of voting rights of all the shareholders.
3. For the election of Directors, no cumulative voting shall be used.	3. (Same as existing)
(Term of office of Directors)	(Term of office of Directors)
Article 18. The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within two years after assumption of their offices.	Article 19. The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after assumption of their offices.
2. The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall expire when the terms of office of the other Directors then in office are to expire.	2. (Same as existing)
(Number of Statutory Auditors and election)	(Number of Statutory Auditors and election)
Article 25. The Company shall have not more than five Statutory Auditors and they shall be elected at a general meeting of shareholders.	Article 26. (Same as existing)
2. The resolutions for the election of Statutory Auditors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of issued shares with voting rights.	2. The resolutions for the election of Statutory Auditors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of voting rights of all the shareholders.
(Term of office of Statutory Auditors)	(Term of office of Statutory Auditors)
Article 26. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three years after assumption of their offices.	Article 27. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four years after assumption of their offices.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	2. (Same as existing)
(Conversion of convertible bonds and dividends)	(To be deleted)
Article 35. Annual dividends or interim dividends payable for the first time on shares issued upon conversion of convertible bonds shall be paid as if conversion were made on April 1, if the request for such conversion is made during the period from	

Current Articles	Proposal of Change
April 1 to September 30, and on October 1, if such request is made during the period from October 1 to March 31 of the following year.	
(To be established)	Supplementary Provisions 1. Paragraph 1 of Article 19 (Term of office of Directors) shall apply to Directors assuming office on or after June 26, 2002. 2. With respect to the term of office of the Statutory Auditors who will be in their office prior to the ordinary general meeting of shareholders relating to the first fiscal year to occur on or after May 1, 2002, the phrase "within four years after assumption of their offices" in the provision of Article 27 shall be read "within three years after assumption of their offices."

Proposition No.3: Acquisition by the Company of its own shares

To enable management to carry out capital policies with agility, we would like you to approve the purchase by the Company of its shares of common stock, not exceeding 2,500,000 shares, for the aggregate acquisition prices not exceeding 12,000 million yen during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No.4: Election of two Directors

To further strengthen and improve management, we would like you to elect two new Directors.

The new candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Profile and Status of Other Companies' Representation		No. of Shares owned
1.	Shin Unozawa (September 27, 1957)	April 2001	Executive Officer, General Manager of Video Game Department of the Company - current	0 share
		January 1998	General Manager of Digital Engine Project Department of the Company	
		January 1996	Director of Bandai Digital Entertainment Co., Ltd.	
		April 1995	General Manager of PIPPIN Project Department, R&D Division of the Company	
		October 1992	Director of Bandai Visual Co., Ltd.	
		April 1981	Joint the Company	

Candidate No.	Name (Date of Birth)	Profile and Status of Other Companies' Representation	No. of Shares owned
2.	Mari Matsunaga (November 13, 1954)	April 2000 Established Matsunaga Mari Co., Ltd. - current July 1997 Joint the NTT Docomo Co., Ltd. General Manager of Planning Dept of Gateway Business Division July 1988 Chief editor of "Torabayu" of Nippon Recruit Co., Ltd. July 1986 Chief editor of "Shushoku Journal" of the same above. April 1987 Joint the Nippon Recruit Center Co., Ltd.	0 share

(Notes) 1. There is no conflict of interest between candidates and the Company.
2. Ms. Mari Matsunaga is an candidate for an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No.5: Election of one Statutory Auditor

Since Mr. Shinya Takagi will retire upon completing his term as Statutory Auditor at the close of this Ordinary General Meeting of Shareholders, we would like you to elect a new Statutory Auditor.

The Board of Statutory Auditors has consented to this proposition.

The candidate for the position is as follows:

Name (Date of Birth)	Profile and Status of Other Companies' Representation	No. of Shares owned
Shinya Takagi (April 9, 1941)	June 1999 Statutory Auditor of the Company- current July 1994 Director of Information-technology Promotion Agency, Japan June 1993 Director of Kanto-Shinetsu National Tax Tribunal July 1992 Manager of Supervisor's office of General Affairs Division of Director-General's Secretariat July 1990 Manager of Automatic Data Processing Division of Director-General's Secretariat July 1986 General Manager of General Affairs Department of Takamatsu Regional Taxation Bureau July 1972 Director of Ijuin Tax Office April 1964 Joined the National Tax Administration Agency	400 shares

(Notes) 1. There is no conflict of special interest between the candidate and the Company.
2. Mr. Shinya Takagi is a candidate for an outside auditor according to Article 18, paragraph 1 of the "Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc."

Proposition No.6: Presentation of retirement gratuities to retiring Director

Mr. Mikio Ishigami, Director, will retire at the close of this Ordinary General Meeting of Shareholders. We would like to offer him retirement gratuities to reward his efforts while in office according to the standards set by the Company. Please leave it to the discretion of the Board of Directors details such as the amount, the time and method of offering.

Retiring Director's profile is as follows:

Name	Profile	
Mikio Ishigami	February 2002	Director of the Company - current
	June 1999	Managing Director of the Company
	June 1998	Senior Managing Director of the Company
	April 1994	Managing Director of the Company
	June 1990	Director of the Company

(For reference)

The Status of the Consolidated Accounting

1. A Summary of Business Performance

Based on the three-year "Medium-Term Business Plan", which started in April 2000, we have focused specifically on optimizing profitability using the principle of selection and focus of managerial resources, as well as expanding our network business, marketing characters born in Japan globally and creating new characters.

As a result, consolidated net sales of this financial period were 227,930 million yen (a 5.0 percent year-on-year increase). Domestic net sales, out of the consolidated net sales, was 187,271 million yen (a 2.3 percent year-on-year increase), international net sales were 40,658 million yen (a 20.1 percent year-on-year increase).

Operating income was 20, 764 million yen (a 31.3 percent year-on-year increase), ordinary income was 21,992 million yen (a 34.5 percent year-on-year increase). Consequently, the ratio of net sales to operating income increased to 9.1% (a 1.8 percent year-on-year increase), whereby raising profitability.

Net income this financial period decreased to 10,643 million yen (a 17.5 percent year-on-year decrease).

(1) Business by Classification Segment (Unit: million yen)

	Net Sales			Operating Income		
	Year to March 2002	Year to March 2001	Increase (Decrease) Over Prior Period	Year to March 2002	Year to March 2001	Increase (Decrease) Over Prior Period
Toy/Amusement Sector	193,774	184,758	4.9	16,946	13,351	26.9
Media Sector	28,574	26,130	9.4	4,756	2,316	105.3
Other Sector	12,820	13,110	(2.2)	157	558	(71.8)
Disposal or all the companies	(7,239)	(6,989)	---	(1,095)	(411)	---
Total	227,930	217,010	5.0	20,764	15,816	31.3

(2) Business by Location (Unit: million yen)

	Net Sales			Operating Income		
	Year to March 2002	Year to March 2001	Increase (Decrease) Over Prior Period	Year to March 2002	Year to March 2001	Increase (Decrease) Over Prior Period
Japan	190,831	186,531	2.3	16,672	15,280	9.1
America	28,341	22,445	26.3	2,193	945	132.1
Europe	12,084	7,193	68.0	1,949	493	295.3
Asia	20,008	18,231	9.7	708	481	47.2
Disposal or all the companies	(23,336)	(17,391)	---	(758)	(1,384)	---
Total	227,930	217,010	5.0	20,764	15,816	31.3

Consolidated Balance Sheet
(As of March 31, 2002)

(Millions of Yen)

Asset Accounts	Amount	Liabilities Accounts	Amount
Current assets:	**126,966**	**Current liabilities:**	**62,208**
Cash and time deposits	39,106	Notes payable and accounts payable-trade	28,135
Notes receivable and accounts receivable	47,546	Short-term debt	4,023
Securities	4,382	Bonds redeemable within one year	5,000
Inventories	6,975		
Short-term loan	10,481	Accounts payable-others	14,913
Deferred tax assets-current	6,049	Corporation tax payable	4,956
Other current assets	13,277	Accrued expenses	4,056
Allowance for doubtful receivables	(852)	Other current liabilities	1,123
Fixed assets:	**70,458**	**Fixed liabilities:**	**12,958**
Tangible fixed assets	38,980	Bonds	10,000
Buildings and structures	13,390	Long-term debt	398
Land	17,349	Accrued retirement and severance cost	743
Other tangible assets	8,240	Retirement allowance for officers	1,171
Intangible fixed assets	2,952		
Consolidation adjustments	181	Other fixed liabilities	644
Other intangible assets	2,770	**Total liabilities:**	**75,166**
Investments and other assets.	28,525	Minority Interests	
Investment securities	7,264	Minority interests	**14,952**
Subsidiaries' stock	5,321	Equity Accounts	Amount
Long - term loans	606	Paid-in capital	23,626
Guarantee money deposit	2,570	Capital reserve	22,959
Deferred tax assets-non-current	3,755	Land revaluation difference	(11,766)
		Retained surplus	68,584
Deferred tax assets by revaluation	8,520	Other securities valuation differences	1,643
Other investments	1,266	Difference of foreign currency translation	2,320
Allowance for doubtful receivables	(779)	Treasury stock	(62)
		Total Equity, minority interests	107,304
Total assets	197,424	**Total liability and equity**	**197,424**

Consolidated Statement of Income

(From April 1, 2001 to March 31, 2002)

(Millions of Yen)

Account	Amount	
Net sales		227,930
Cost of sales		137,063
Gross profit		90,866
Selling, general and administrative expenses		**70,101**
Operating profit		20,764
Non-operating income		
Interest received	526	
Rental income	336	
Income from investments by equity method	381	
Other non-operating income	811	2,056
Non-operating expenses		
Interest paid	623	
Other non-operating expenses	205	828
Ordinary income		**21,992**
Extraordinary income		
Gain on sale of fixed assets	566	
Gain on sale of investment securities	109	
Gain on sale of affiliated companies' stock	533	
Gain on liquidation of affiliated companies	500	
Compensation for joint venture acceptance	136	
Gain on transfer of insurance business	95	
Transfer from allowance for doubtful receivables	40	1,982
Extraordinary loss		
Loss on sale of fixed assets	154	
Loss from retirement of fixed assets	1,127	
Extraordinary retirement benefit	265	
Loss on contribution to Visual Investment Partnership	265	
Settlement payment	260	
Loss on sale of investment securities	35	
Loss on disposal of affiliated companies	80	
Revaluation loss of investment securities	1,153	
Revaluation loss of investments in affiliated companies	10	
Revaluation loss of guarantee money deposit	93	
Allowance for doubtful receivables	33	3,480
Net income before income taxes		**20,493**
Corporation tax, inhabitant tax and enterprise tax	8,197	
Income tax	647	8,844
Minority interests		1,005
Net income		**10,643**

Consolidated Retained Earnings

(From April 1, 2001 to March 31, 2002)

(Millions of Yen)

Accounts	Amounts	
Consolidated retained earnings at the beginning of the period		58,706
Increase in consolidated retained earnings:		
Increase in retained earnings by capital increase by allocation of shares of consolidated subsidiary to third party	895	895
Decrease in retained earnings:		
Cash dividends	1,466	
Bonuses to officers	194	1,661
Net income		10,643
Consolidated retained earnings at the end of the period		68,584

Memo: